Mail Stop 4561

August 7, 2008

Mr. Bernard L. Brodkorb
President, Chief Executive Officer, and Chief Financial Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, MN 55113

> **Re:** **ISA Internationale Inc.**
> **Form 10-KSB for the year ended September 30, 2007**
> **Forms 10-QSB for the periods ended December 31, 2007 and March 31, 2008**
> **File No. 001-16423**

Dear Mr. Brodkorb:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

1. Tell us, and disclose in future filings, your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition that is material to potential investors. If you do not have any off-

balance sheet arrangements, disclose that fact as well. See Item 303(c) of Regulation S-B.

Notes to Consolidated Financial Statements

Note 1.k New Accounting Pronouncements

2. You disclose that you had not evaluated the impact of SFAS No. 155 as of September 30, 2007 and also did not expect the implementation of SFAS No. 156 to have a material effect on your financial statements. However, we note that you were required to adopt these pronouncements for your fiscal year ended September 30, 2007. Please tell us whether you adopted these pronouncements in your fiscal year ended September 30, 2007, and if so, the effect of adoption on your financial statements.

Note 4.e Indemnification Agreement – Related Party

3. Please tell us how you determined that the notes payable, related accrued interest payable, and accounts payable should be presented net of the indemnification receivable. In your response, please cite the specific authoritative literature you applied to support your conclusions.

Note 7 Extraordinary Gain and Subsequent Events

4. Please tell us how you determined to record an extraordinary gain in the amount of $537,500 due to the return of 1,250,000 shares of ISAI common stock. This appears to be an equity transaction and therefore no gain would be recognized. In your response please cite the accounting literature that allows you to record an extraordinary gain.

Item 8.a. Controls and Procedures

5. We note that you evaluated the effectiveness of your disclosure controls and procedures "within the 90 days prior to the end of the period covered by this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of the Section 302 Certification. Please revise accordingly.

Section 302 Certification

6. We note that your certification was not filed in the exact form as outlined in Item 601(b)(31) of Regulation S-B. Please file a full amendment to your Form 10-

KSB with certifications using the exact language as outlined in Item 601(b)(31) of Regulation S-B. Also, please include the certifications as exhibits to the periodic report and not at the end of the report.

Form 10-QSB for the period ended March 31, 2008

Exhibit 31.1 – Section 302 Certification

7. We note that your certification was not filed in the exact form as outlined in Item 601(b)(31) of Regulation S-B and that it includes the title of the certifying individual in the "I, [identify the certifying individual], certify that" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officer signed such certification in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence and that you will use the exact language required by Item 601(b)(31) of Regulation S-B.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief